Exhibit 99.3

February 1, 2019

TO: Canadian Securities Regulatory Authorities

Dear Sirs/Mesdames:

Re:	Norbord Inc.
Revised Notice of Meeting and Record Dates

We advise of the following with respect to the upcoming Annual Meeting of Shareholders of Norbord Inc.:

Meeting Type:	Annual Meeting

Record Date for Notice of Meeting:	March 4, 2019 (revised)

Record Date for Voting (if applicable):	March 4, 2019 (revised)

Beneficial Ownership Determination Date:	March 4, 2019 (revised)

Meeting Date:	May 2, 2019

Issuer sending proxy related materials directly to NOBO:	No

Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:

NAA for Beneficial Holders	Yes

NAA For Registered Holders	Yes

NAA Stratification	Not applicable

Voting Security Details:

Description	CUSIP Number	ISIN

COMMON	65548P403	CA65548P4033

Yours truly,

“E. G. Toomey”

Elaine G. Toomey

Assistant Corporate Secretary